

17016971

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40282

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2016** (MM/DD/YY) AND ENDING **DECEMBER 31, 2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **GERWIN GROUP, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1575 E. HILLCREST DRIVE
(No. and Street)

THOUSAND OAKS	**CALIFORNIA**	**91362**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER GERWIN **(805) 494-5005**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, **CHRISTOPHER GERWIN**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **GERWIN GROUP, INC.**, as of **DECEMBER 31, 2016** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Public Notary

See Attached for Notary Seal
Notary Public

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT CERTIFICATE

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document

STATE OF CALIFORNIA
COUNTY OF VENTURA ________

Subscribed and sworn to (or affirmed) before me on this 30th day of March 2017 by
DATE MONTH

CHRISTOPHER L. GERVIN and

________________________________, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



Signature of Notary Purblic


Z. HUSAIN
COMM. # 2089160
NOTARY PUBLIC-CALIFORNIA
VENTURA COUNTY
My Commission Expires DECEMBER 5, 2018

OPTIONAL

CAPACITY CLAIMED BY SIGNER

INDIVIDUAL

CORPORATE OFFICER

PARTNER(S)

ATTORNEY IN FACT

TRUSTEE(S)

GUARDIAN/CONSERVATOR

OTHER:

DESCRIPTION OF ATTACHED DOCUMENTS

Annual Audited Report Form X-17A-5 Part III
TITLE OF DOCUMENT

2
PAGES

3/30/17
DATE

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document

STATE OF CALIFORNIA
COUNTY OF VENTURA __________

On ____________________ before me, **Z. Husain (Notary Public)**
DATE NAME, TITLE OF OFFICER

Personally appeared ____
____

who proved to me on the basis of satisfactory evidence

to be the person(s) whose name (s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument. I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal,

________________________________ *Notary Public*
SIGNATURE OF NOTARY

OPTIONAL

CAPACITY CLAIMED BY SIGNER

INDIVIDUAL

CORPORATE OFFICER

PARTNER(S)

ATTORNEY IN FACT

TRUSTEE(S)

GUARDIAN/CONSERVATOR

OTHER:

DESCRIPTION OF ATTACHED DOCUMENTS

____
TITLE OF DOCUMENT

____
PAGES

____
DATE

GERWIN GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2016

GERWIN GROUP, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

TABLE OF CONTENTS



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Gerwin Group, Inc.

We have audited the accompanying statement of financial condition of Gerwin Group, Inc. as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Gerwin Group, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gerwin Group, Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Ohab and Company, PA

Maitland, Florida

March 31, 2017

GERWIN GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Assets:

Cash and cash equivalents	$ 1,582
Certificate of deposit	6,134
Commissions receivable	2,935
	$ 10,651

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued liabilities	$ 2,765
	2,765

Stockholder's equity:

Common stock, $1 par value; 10,000 shares authorized, 10,000 issued and outstanding	10,000
Additional paid-in capital	72,705
Retained earnings (deficit)	(74,819)
	7,886
	$ 10,651

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Gerwin Group, Inc. ("the Company") is a broker-dealer, registered with the Securities Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed in August 1988 in the state of California.

The Company primarily sells mutual funds, fixed and variable annuities and life insurance.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2016, the Company had no uninsured cash balances.

Revenue and Cost Recognition

Revenue is recorded when commissions are earned and expenses are recorded as incurred. Securities transactions are recorded on a trade date basis.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and income tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates expected to apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The shareholders and the Company are generally not subject to U.S. federal, state or local income tax examinations to the Company's activities for tax years before 2013.

Note 1 – Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2016, the Company had excess net capital of $2,853 and a net capital rate of .35 to 1.

Note 3 – Income Taxes

At December 31, 2016, the Company had approximately $41,374 of net operating losses ("NOL") carry-forwards, which may be applied against future taxable income. These losses are available for future years and expire through 2032. Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.

The Company has taken a 100% valuation allowance against the deferred asset attributable to the NOL carry forwards of approximately $ 41,374 at December 31, 2016, due to the uncertainty of realizing the future tax benefits.

Note 4 - Related Party

The Company conducts operations from the residence of its sole stockholder. There is no lease or sharing agreement, and the Company is currently not paying rent for the space it occupies.

Note 5 – Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 6 - Commitment and Contingencies

The Company had no commitment and contingencies as of December 31, 2016.

Note 7 - Subsequent Events

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from January 1, 2017 through March 31, 2017, the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.